Exhibit 12

December 27, 2023

HOWLOO INC.

To the Board of Directors:

We are acting as counsel to Howloo, Inc., a Delaware corporation (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 1,978,891 shares of Common Stock, at a price of $3.79 per share, plus up to a maximum of 296,834 bonus shares that may be issued to certain investors, plus up to a maximum of 39,578 shares of common stock that may be issued to StartEngine Primary as a commission.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of incorporation and bylaws, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the common stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ Alliance Legal Partners

By Jeffrey S. Marks, President